FORM 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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(Print or Type Responses)
1. Name and Address of Reporting Person* Parks, S. E.	2. Issuer Name and Tickler or Trading Symbol Questar Corporation - STR						6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
								Director	10% Owner
							X	Officer (give title below)	Other (specify below)
Senior Vice President, Treasurer and Chief Financial Officer
(Last) (First) (Middle) 180 East 100 South, P.O. Box 45433	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)			4. Statement for Month/Day/Year September 6, 2002			7. Individual or Joint/Group Filing (Check Applicable Line)
				5. If Amendment, Date of Original (Month/Day/Year)				Form filed by One Reporting Person
(Street) Salt Lake City, Utah 84145-0433								Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/ Day/ Year)	3. Trans- action Code (Instr.8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Owner- ship (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock (and attached Common Stock Purchase Rights)								77,332	D
Common Stock (and attached Common Stock Purchase Rights)								20,456.9092	I1	Through Trust for Benefit Plan

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FORM 4 (continued)	Table II Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr.8)		5. Number of Deriv- ative Securities Ac- quired (A) or Dis- posed of (D) (Instr. 3, 4 and 5)		6. Date Exer- cisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Deriv- ative Secur- ity (Instr. 5)	9. Number of deriv- ative Secur- ities Bene- ficially Owned Follow- ing Reported Trans- action(s) (Instr. 4)	10. Owner- ship Form of Deri- vative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Benefi- cial Owner- ship (Instr. 4)
				Code	V	(A)	(D)	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares
Stock Option													152,449	D2
Phantom Stock Units	1-1	5-2002				7.7461						$27.8850
Phantom Stock Units	1-1	6-2002				75.9465						$24.7735
Phantom Stock Units	1-1	7-2002				27.5886						$23.5699
Phantom Stock Units	1-1	8-2002				9.3942						$22.9929
Phantom Stock Units	1-1	9-6-2002				4.32						$25.00	2,513.4898
Explanation of Responses:
[1]	These equivalent shares are in my account in Questar's Employee Investment Plan as of September 6, 2002.
[2]	These numbers include vested options only. Detailed information concerning my options has been previously disclosed.
[3]

I defer compensation each month that is accounted for with phantom stock units. I also participate in an excess benefit plan that is accounted for with phantom stock units. The total includes phantom stock units in both plans as of the end of the day on September 6, 2002. On such date, I had 4.32 phantom stock units allocated to my deferred compensation plan account at a price of $25.00 per share. I also had 37.08 phantom stock units allocated to my excess benefit plan. The total also includes phantom stock units allocated to my deferred compensation account since the date of my last report as follows: May: 7.7461 at a price of $27.8850; June, 75.9465 at a price of $24.7735; July, 27.5886 at a price of $23.5699; and August, 9.3942 at a price of $22.9929. I also had a total of 152.9284 units allocated to my excess benefits plan.

		/s/ S. E. Parks	September 10, 2002

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations.	S. E. Parks	Date
	See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	**Signature of Reporting Person

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